SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                   FORM 6-K

                               -----------------


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                                For May 4, 2004



                                 CNOOC Limited

                (Translation of registrant's name into English)
              ----------------------------------------------------


                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

              ----------------------------------------------------




         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F     X                   Form 40-F
                              -----------                     -----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                               No          X
                              ----------                      -----------



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Announcement
--------------------

                                [LOGO OMITTED]

                                 CNOOC Limited
                         [CHINESE CHARACTERS OMITTED]
               (Incorporated in Hong Kong with limited liability
                        under the Companies Ordinance)
                               (Stock code: 883)

                                 ANNOUNCEMENT

------------------------------------------------------------------------------
The Board hereby announces that it has adopted a policy of announcing certain selected unaudited key operational statistics of the Group on a quarterly basis. This announcement sets out certain selected unaudited key operational statistics of the Group for the first quarter of 2004 (ended 31 March 2004). The comparative statistics for the first quarter of 2003 (ended 31 March 2003) are also disclosed in this announcement.
------------------------------------------------------------------------------

The board of directors of CNOOC Limited ("Company") (the "Board") has adopted a policy of announcing certain selected unaudited key operational statistics of the Company and its subsidiaries (the "Group") on a quarterly basis. This announcement sets out certain selected unaudited key operational statistics of the Group for the first quarter of 2004 (ended 31 March 2004). The comparative statistics for the first quarter of 2003 (ended 31 March 2003) are also disclosed in this announcement.

The Group's offshore China oil and gas production had an increased of 7.2% in the first quarter of 2004 (ended 31 March 2004) from the first quarter of 2003 (ended 31 March 2003) to reach the level of 314,382 barrels of oil equivalent ("boe") per day. Crude oil and liquids production were 273,054 barrels per day and natural gas production was 237 million cubic feet ("mmcf") per day offshore China. The increase was largely due to an 11.8% increase in crude oil and liquids production in Eastern South China Sea and an 98.1% increase in natural gas production from Western South China Sea.

Overseas assets contributed a total working interest production of 9.1 million boe and EBITDE (Earnings Before Interest, Taxes, Depreciation, Depletion and Amortization and Exploration Expenses) of RMB627.8 million (equivalent to approximately US$75.8 million), stronger than what was budgeted. Reported net entitlement production for the Company was 362,672 boe per day. Crude oil and liquids production and natural gas production was 306,980 boe per day and 323 mmcf per day, respectively.

Total unaudited revenues were RMB7.78 billion (equivalent to approximately US$940.2 million) for the first quarter of 2004 (ended 31 March 2004), a 3.8% increase from the first quarter of 2003 (ended 31 March 2003). This revenue growth was a result of higher production volume partially offset by slight decrease in realized oil and gas prices. The average realized oil and gas prices were US$29.79 per barrel and US$2.8 per thousand cubic feet respectively in the first quarter of 2004 (ended 31 March 2004).

WZ 12-1N came on stream earlier this year with expected peak production of 14,400 boe per day. The Company also confirmed a number of discoveries in Bohai Bay and that all 13 major development projects are progressing on track.

As disclosed in its annual report for the financial year ended 31 December 2003, the Company became a partner with 12.5% interest in the Tangguh LNG Project in Indonesia with effect from 1 January 2003. In February 2004, the Company acquired additional equity interests. As a result, CNOOC's stake in the project increased from 12.5% to 16.96%.


FIRST QUARTER AND YEAR-TO-DATE PRODUCTION SUMMARY

                                     2003 First                         2004 First
Crude Oil & Liquids               quarter ended                      quarter ended
  (barrels per day)                    31 March       Year-To-Date        31 March      Year-To-Date
Bohai Bay                               125,679            125,679         129,530           129,530
Western South China Sea                  67,072             67,072          61,279            61,279
Eastern South China Sea                  71,365             71,365          79,801            79,801
East China Sea                            2,718              2,718           2,444             2,444
Overseas                                 41,944             41,944          33,926            33,926
  Subtotal (barrels per day)            308,777            308,777         306,980           306,980



Natural Gas (mmcf/day)
Bohai Bay                                    42                 42              45                45
Western South China Sea                      87                 87             173               173
Eastern South China Sea                       -                  -               -                 -
East China Sea                               15                 15              19                19
Overseas                                     97                 97              86                86
  Subtotal (mmcf/day)                       242                242             323               323

Total Production (boe/day)              351,378            351,378         362,672           362,672




FIRST QUARTER AND YEAR-TO-DATE REVENUE AND EXPENDITURE (UNAUDITED)


                                                  RMB millions                                 US$ millions

                                2003 First            2004 First             2003 First             2004 First
                                   quarter   Year-       quarter    Year-       quarter    Year-       quarter        Year-
                                  ended 31     To-      ended 31      To-      ended 31      To-      ended 31          To-
                                     March   Date          March     Date         March    Date          March         Date
Sales Revenue
Crude oil and liquids              6,966.0   6,966.0     7,094.8   7,094.8        841.6    841.6         857.2        857.2
Natural gas                          487.4     487.4       619.9     619.9         58.9     58.9          74.9         74.9
Marketing Revenue, net                16.4      16.4        34.5      34.5          2.0      2.0           4.2          4.2
Others                                29.4      29.4        32.5      32.5          3.6      3.6           3.9          3.9
  Total                            7,499.2   7,499.2     7,781.8   7,781.8        906.0    906.0         940.2        940.2

Capital Expenditures
Exploration                          285.4     285.4       363.6     363.6         34.5     34.5          43.9         43.9
Development                        1,116.5   1,116.5     1,804.8   1,804.8        134.9    134.9         218.0        218.0
Others                                 0.3       0.3         3.3       3.3          0.0      0.0           0.4          0.4
  Total                            1,402.1   1,402.1     2,171.7   2,171.7        169.4    169.4         262.4        262.4


For the purpose of this announcement, unless otherwise indicated, the exchange rate at US$1 = RMB 8.2771 has been used, where applicable, for purpose of illustration only and does not constitute a representation that any amount have been, could have been or may be exchanged.

The Board comprises:

Executive Directors
Fu Chengyu (Chairman)
Jiang Longsheng
Zhou Shouwei
Luo Han

Independent non-executive Directors:
Chiu Sung Hong
Dr. Kenneth S. Courtis
Dr. Erwin Schurtenberger
Evert Henkes

                                                         By Order of the Board
                                                                Cao Yunshi
                                                           Company Secretary

Hong Kong, 29th April, 2004

                                  SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                               CNOOC Limited


                                               By:  /s/ Cao Yunshi
                                                  ---------------------------
                                                  Name: Cao Yunshi
                                                  Title:  Company Secretary

Dated: May 4, 2004